FEF Distributors, LLC

Statement Regarding SEC Rule 15c3-3
January 1, 2020 to December 31, 2020

Contents



Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

To the Member and the Directors of
    FEF Distributors, LLC

We have reviewed management's statements, included in the accompanying Statement Regarding SEC Rule 15c3-3, in which (1) FEF Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provision) and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2020 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

New York, NY

February 26, 2021

FEF DISTRIBUTORS

FEF Distributors, LLC
1345 Avenue of the Americas
New York, New York 10105-4300
T 212.698.3000

Statement Regarding SEC Rule 15c3-3

Exemption Report for the Period January 1, 2020 to December 31, 2020

FEF Distributors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(2). To the best of its knowledge and belief, the Company states the following:

1. Securities and Exchange Commission ("SEC") Rule 15c3-3 (17 C.F. R. §240.15c3-3), adopted by the SEC pursuant to the Securities Exchange Act of 1934, as amended, is entitled "Customer protection—reserves and custody of securities" and requires broker-dealers that carry customer funds and securities to adhere to certain custody, control and reserve requirements.

2. The Company is exempt from the provisions of Rule 15c3-3 pursuant to the exemption in paragraph (k)(2)(i) of the Rule and met the exemption provisions throughout the period January 1, 2020 to December 31, 2020, without exception because it did not:

    (a) Carry customer accounts of any kind;

    (b) Receive customer funds or securities; or

    (c) Otherwise hold funds or securities for, or owe money or securities to, customers.

FEF Distributors LLC

I, __Chun W. Fong__ , affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By:_____

Title: Chief Financial Officer

Date: February 26, 2021